

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Francesco Gattei
Chief Financial Officer
ENI SPA
Piazza Vanoni, 1
20097 San Donato Milanese (Italy)

>   **Re: ENI SPA**
>   **Form 20-F for the Fiscal Year Ended December 31, 2019**
>   **Filed April 2, 2020**
>   **File No. 001-14090**

Dear Mr. Gattei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2019

Business Overview
Exploration & Production
Oil and Gas Properties, Operations and Acreage, page 45

1.   Expand your disclosure to provide the expiration dates of material concentrations of your undeveloped acreage by geographic area as of December 31, 2019. Refer to the disclosure requirements in Item 1208(b) of Regulation S-K.

Supplemental Oil and Gas Information (Unaudited)
Oil and Natural Gas Reserves, page F-152

2.   Expand your disclosure to clarify the extent to which the reserves and production figures presented under this section include natural gas and/or crude oil and condensate volumes consumed in operations to comply with FASB ASC 932-235-50-10.

3. Your explanation of the changes in total proved reserves provided on pages 38 and 39 identifies multiple factors impacting your proved reserves as well as both positive and negative changes summed into a single quantity without indicating the specific amount attributable to each factor. For example, the discussion on page 38 discloses the net change resulting from the combination of purchases and sales of proved reserves.

    Expand your disclosure to address the overall change in the line item by identifying the specific amount attributable to each factor that resulted in changes in the total net quantities of your proved reserves. Any figures that are net of both positive and negative factors should be separately identified and quantified such that the changes in each line item are fully explained.

    In particular, disclosure relating to revisions in previous estimates should identify the individual underlying factors such as the changes caused by commodity prices, well performance, uneconomic proved undeveloped locations or changes resulting from the removal of proved undeveloped locations due to changes in a previously adopted development plan.

    This comment applies to the disclosure of significant changes in total proved reserves for each line item shown in the reserves reconciliation, other than production, and for each of the periods presented, e.g. the periods ending December 31, 2019, 2018 and 2017, respectively, and to the disclosure of material changes that occurred in proved undeveloped reserves during the current fiscal year provided on page 40. Refer to FASB ASC 932-235-50-5, Item 302(b) of Regulation S-K, and Item 1203(b) of Regulation S-K, respectively.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sandra Wall, Petroleum Engineer, at 202-551-4727 if you have questions regarding the engineering comments. Please contact Craig Arakawa, Branch Chief, at 202-551-3650 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation